EXHIBIT INDEX


Exhibit A: Attachment to item 77C:
  Submission of matters to a vote of security holders

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Exhibit A:

Results of Annual Meeting

The Asia Tigers Fund Inc. (the "Fund") held an Annual
Meeting of Stockholders on February 19, 1999, at which Leslie H. Gelb was elected to serve as a director of the Fund until the year 2002 annual meeting. The other directors of the Fund are Jeswald W. Salacuse, Alan H. Rappaport and Charles F. Barber. In addition, the Fund's shareholders ratified PricewaterhouseCoopers LLP as the independent accountants of the Fund for the year ending October 31, 1999. Voting results for the meeting are included in the Fund's semi-annual report to shareholders for the period ended April 30, 1999.